[LETTERHEAD OF GLADSTONE INVESTMENT CORPORATION]

January 10, 2008

VIA FACSIMILE

Christian T. Sandoe, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:
Gladstone Investment Corporation
Registration Statement on Form N-2
Filed November 7, 2007
Registration No. 333-147185

Dear Mr. Sandoe:

The undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced registration statement to be declared effective on January 14, 2008 at 4:00 p.m. Eastern Daylight Time or as soon thereafter as practicable.

Very truly yours,

GLADSTONE INVESTMENT CORPORATION

By:	/s/ Harry Brill Harry Brill Chief Financial Officer
cc:
Thomas R. Salley, Esq.
Darren K. DeStefano, Esq.
Christina L. Novak, Esq.